Exhibit 4.65

Fifth Amendment to Lease Agreement

This Fifth Amendment to Lease Agreement ("Amendment”) is made and entered into as of the 28th day of November 2014, by and between Finley W. McLachlan Properties Inc., (the "Landlord") and IntelliPharmaCeutics Corp., (the "Tenant”)

WITNESSETH:

WHEREAS, Finley W. McLachlan Limited., and Finley W. McLachlan Properties Inc., agreed to amalgamate pursuant to an Amalgamation Agreement dated July 31st 2014 and effective August 1, 2014. The name of the amalgamated corporation to be Finley W. McLachlan Properties Inc., (the Landlord).

WHEREAS, Landlord and Tenant entered into a Lease Agreement dated October 1, 2004, and extended by First Amendment to Lease dated October 8, 2009, extended by Second Amendment to Lease dated December 1, 2010, extended by Third Amendment to Lease dated November 30th 2012, and extended by Fourth Amendment to Lease dated September 3rd 2013 herein collectively referred to as the "Lease" for the property commonly known as 30 Worcester Road, Toronto, Ontario, M9W 5X2 consisting of approximately 25,000 square feet, the ("Leased Premises"); and

WHEREAS, the current term of the lease is to expire on November 30th 2014.

WHEREAS, the Landlord and Tenant now desire to further extend the term and amend the Lease as set forth herein.

NOW THEREFORE, in consideration of the Recitals, all of which are incorporated by this reference, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant hereby agree as follows:

1. Extended Term

The term of the Lease is hereby extended by a term of one (1) year commencing November 30, 2014 through November 30, 2015 (herein referred to as the ("Extended Term").

2. Renewal

Provided that the Tenant is not in default of material provisions of the Lease, the Tenant may give notice to the Landlord not less than 6 months and not more than 9 months prior to the expiry of the Extended Term, to extend the term for a renewal period of 5 years at an annual basic rent which may be the greater of (i) the amount of basic rent payable during the Extended Term, and (ii) the fair market rental for the leased premises for the year prior to such renewal.

3. Early Termination of Lease

Provided that the Tenant is not in default of material provisions of the Lease, the Tenant shall have the option to exercise early termination of the Extended Term upon submission by written notice by the Tenant to the Landlord of its intention to exercise this option.

4. Basic Rent

Yielding and paying unto the Landlord for the leased premises during the Extended Term, as basic rent, yearly and every year:

i.	During year the Extended Term, the annual sum of $89,588, payable $7,465.67 per month; plus applicable taxes.

5. Usual Terms

The parties agree that other terms shall be as in the lease now concluding, with appropriate changes, amendments and deletions as necessary in the circumstances.

Executed at Toronto, Ontario this 28th day of November, 2014

FINLEY W. McLACHLAN PROPERTIES INC.

/s/ Finley J. McLachlan

FINLEY J. McLACHLAN

INTELLIPHARMACEUTICS CORP.

/s/ John Allport

John Allport, Vice President Legal Affairs and Licensing